

Mail Stop 3561

December 29, 2009

VIA U.S. MAIL

Tony Tavares
Chief Executive Officer
Sports Properties Acquisition Corp.
437 Madison Avenue
New York, NY 10022

Re: **Sports Properties Acquisition Corp.**
Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A
Filed December 23, 2009
File No. 001-33918

Dear Mr. Tavares:

        We have reviewed your responses to our letter dated December 22, 2009 and have the following additional comments. Please note that pages references refer to the marked version of your filing provided by counsel.

<u>General</u>

1.   We note your response to comment 2 and disagree with your analysis on why you do not believe the transactions contemplated pursuant to the Framework Agreement do not constitute a "similar corporate transaction" referred to in paragraph (i)(C) of Rule 13e-3. For example, it appears that the transactions contemplated by the Framework Agreement may be similar to a reorganization. In particular, we note that if the transactions contemplated by the Framework Agreement are approved by shareholders, it appears the organization and purpose of the Company will be significantly changed from its previous form. In this way, we note that under the Framework Agreement, if approved, the corporate existence of the Company will be perpetual as oppose to terminating on a particular date, and further that the Company which was formed to serve only as a special purpose acquisition corporation will no longer continue to function in that capacity. We also note that one of your proposals seeks to amend your charter by expanding your definition of "Business Combination" to include the transactions contemplated pursuant to the Framework Agreement. Therefore, in light of your risk factor disclosure on page 29 that you may not receive approval of the new listing approval application required in connection with the transactions contemplated by the Framework Agreement, please

provide us with a detailed analysis of why you do not believe that there is a reasonable likelihood that shares of your common stock currently traded on NYSE Amex will not be delisted, or further analysis of why the transactions do not constitute a "similar corporate transaction" within the meaning of Rule 13e-3(a)(3)(i)(C). In the alternative, please file a Schedule 13E-3.

2. Based on our telephone discussions held with Company's counsel, it appears the Company will be required to file a new listing application in connection with the transactions contemplated by the Framework Agreement. Please update your risk factor disclosure accordingly. In addition, please expand your risk factor disclosure to disclose why NYSE Amex is requiring you file a new listing application and meet its initial listing requirements, as opposed to its more lenient continued listing requirements. Please also revise the risk factor disclosure to reflect the status of your initial listing application, as relayed to us on December 29, 2009, including discussions held with NYSE Amex Staff, and any concerns they might have regarding your listing application.

Our Business Following the Consummation of the Framework Transactions, page 31

3. We note your response to our prior comment 3. Please revise this section to provide estimated budgets and anticipated timeframes for you to begin acquiring and leasing medallions and commence operations.

Our Target Markets, page 36

4. We note your response to our prior comment 12; however, we reissue in part. We continue to believe that a discussion of the medallion price appreciation trends in the Chicago and Boston markets is necessary to assist investors as they assess your proposed business, particularly given the difficulty in providing comparable data for all three markets.

The Boston Market, page 37

5. Please revise to briefly explain the reasons for "market uncertainty" in response to Rule 403 and explain the basis for your belief that medallion prices have returned to the level prior to adoption of Rule 403.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact J. Nolan McWilliams at (202) 551-3217, Amanda Ravitz, Legal Branch Chief, at (202) 551-3412, or me at (202) 551-3621 with any questions.

Regards,

Song Brandon
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile (212) 878-8375
        Brian Hoffmann, Esq.
        Clifford Chance US LLP